1875 K Street N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

February 10, 2020

VIA EDGAR

Ms. Deborah O’Neal-Johnson

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment Nos. 2,206-2,214

Dear Ms. O’Neal-Johnson:

This letter responds to your comments with respect to post-effective amendment (“PEA”) numbers 2,206-2,214 to the registration statements of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 (“Securities Act”) on behalf of each series of the Trust (each, a “Fund”) listed below:

Series Name	PEA Number
iShares iBonds Dec 2021 Term Treasury ETF	2,206
iShares iBonds Dec 2022 Term Treasury ETF	2,207
iShares iBonds Dec 2023 Term Treasury ETF	2,208
iShares iBonds Dec 2024 Term Treasury ETF	2,209
iShares iBonds Dec 2025 Term Treasury ETF	2,210
iShares iBonds Dec 2026 Term Treasury ETF	2,211
iShares iBonds Dec 2027 Term Treasury ETF	2,212
iShares iBonds Dec 2028 Term Treasury ETF	2,213
iShares iBonds Dec 2029 Term Treasury ETF	2,214

The Securities and Exchange Commission (the “Commission”) staff (the “Staff”) provided comments to the Trust on December 13, 2019. For your convenience, the Staff’s comments are summarized below and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter. The Trust understands that the comments apply to all of the Funds (except for comment no. 4).

Comment 1:	Please include a completed fee table and cost example with your comment response letter, provided in compliance with recent Staff guidance.

Securities and Exchange Commission

February 10, 2020

Response:	The Trust has supplementally provided a completed fee table and the cost example and will otherwise comply with Staff guidance.

Comment 2:	Please list the top two or three risks first in the Summary Prospectus.

Response:

The Trust has reviewed the risk disclosure and respectfully submits that the current order of the risk factors is appropriate. The Trust has included the following disclosure in the sections entitled “Fund Overview-Summary of Principal Risks,” “A Further Discussion of Principal Risks” and “A Further Discussion of Other Risks”:

The order of the below risk factors does not indicate the significance of any particular risk factor.

Comment 3:	Please clarify the sentence in the Summary Prospectus stating: “However, the amounts outstanding of qualifying securities are not reduced by any portions that have been stripped.”

Response:	In response to the Staff’s comment, the Trust has revised the disclosure as follows:

“However, the amounts outstanding of qualifying securities in the Underlying Index are not reduced by any ~~portions~~ individual components of such securities (i.e., coupon or principal) that have been stripped after inclusion in the Underlying Index.”

Comment 4:	With respect to iShares iBonds Dec 2021 Term Treasury ETF, please consider adding a risk factor relating to the Fund’s limited term structure.

Response:	In response to the Staff’s comment, the Trust has added “Declining Yield Risk” as a principal risk of each Fund.

****

Securities and Exchange Commission

February 10, 2020

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Deepa Damre
Nadia Persaud
Michael Gung
Nicole Hwang
George Rafal
Curtis Tate